Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                               November 8, 2019



Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549


      Re:                           FT 8356
          Municipal Advantage Closed-End and ETF Portfolio, Series 56
                                 (the "Trust")
                      CIK No. 1785775 File No. 333-234149
--------------------------------------------------------------------------------

Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. IF THE TRUST WILL HAVE MATERIAL EXPOSURE TO THE MUNICIPAL BONDS ISSUED BY ANY JURISDICTION EXPERIENCING FINANCIAL DISTRESS, PLEASE IDENTIFY THAT JURISDICTION AND ADD RELEVANT RISK DISCLOSURE.

      Response: The Trust does not expect to have material exposure to municipal securities issued by any jurisdiction experiencing financial distress.

      2. PLEASE EXPLAIN THE DIFFERENCE BETWEEN STRUCTURAL LEVERAGE AND EFFECTIVE LEVERAGE.

      Response:   We  believe  that  the  disclosure,  as  currently  presented, sufficiently explains the difference between these concepts.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                           _____________________________
                                               Daniel J. Fallon